UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act Of 1934

Circa Pictures & Production Company International, Inc.
 (Name of Registrant as specified in its charter)

Washington	26-2324316
(State or other jurisdiction of	(I.R.S. Employer
incorporation or jurisdiction)	Identification Number)

264 S. La Cienega Blvd., Suite 1214
Beverly Hills, CA 90211
(Address of principal executive offices)

Registrant’s telephone number, including area code:  (905) 275-2278

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.001	Over-the-Counter/Pink Sheets

Securities to be registered under Section 12(g) of the Act:  None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” accelerated filer,” and “smaller reporting company” in Rule 12-2 of the Exchange Act.

Large accelerated filer	Accelerated filer
Non-accelerated filer	Smaller reporting company X

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10 to register our common stock, par value $0.001, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Once we have completed this registration, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).

Unless otherwise noted, references in this registration statement to “Circa Pictures,” “Circa,” the “Company,” “CPPD,” “we,” “our” or “us” means Circa Pictures & Production Company International, Inc., a Washington corporation.  Our principal place of business is located at 264 S. La Cienega, Suite 1214, Beverly Hills, California 90211. Our telephone number is (905) 275-2278.

ITEM 1.  BUSINESS.

BUSINESS DEVELOPMENT

Circa Pictures is a production company that has three distinct lines of business in the entertainment industry.

First, Circa Pictures owns a number of reality television shows that shall be marketed to terrestrial and cable television networks and syndication companies in the USA and Canada. Circa Pictures anticipates, once such shows are licensed or purchased, to start generating revenues for its television division.

Second, Circa Pictures owns fourteen movies that are in different stages of pre-production and production. Circa Pictures considers these movies to be potential blockbusters because of the nature of the scripts that have been reviewed. The movies range from comedies to romance to action-thrillers, and from family features to science fiction.

Finally, due to Circa Pictures' relationships and contacts throughout the industry in Canada, the United States, Europe and Austral-Asian markets, Circa Pictures has the opportunity to provide bridge-financing (or "gap-funding" as it is referred to in the industry) to movies that go over their production budget. Circa Pictures will take a large percentage of the rights to the movies and will receive a return-on-investment once the movie has completed production and is sold to a distributor.

PRINCIPAL PRODUCTS

We produce/invest in movies and TV shows with contemplated worldwide distribution.

OUR PRINCIPAL COMPETITIVE STRENGTHS

The Company’s management team consists of seasoned senior executives in finance and those having a wealth of varied experience in the entertainment industry. Furthermore, we have established relationships with consultants possessing significant experience in the entertainment industry. Company’s management and its consultants have numerous contacts with financing sources capable of operating the business and executing its business model.

OUR GROWTH STRATEGIES

The Company plans to initially finance movie and TV projects that should generate substantial fees for the Company and will produce its own projects. Furthermore, the Company will target companies in the entertainment industry that are seeking to partner with a public entity to raise capital for future growth, streamline operations in order to obtain operational efficiencies that they may not be able to achieve as easily on their own and/or are seeking an exit strategy that will enable them to maximize their return on their assets.

DISTRIBUTION METHODS

Movies are in theatres, DVD, Pay Per View, Cable TV shows on TV networks/cable stations, and terrestrial.

INDUSTRY OVERVIEW

THEATRICAL RELEASE OF MOTION PICTURES

According to NATO – The National Association of Theater Owners -- the domestic (US) box office receipts through the third quarter of 2007 was $7.8 billion. In 2006, the total through the same period (to the third quarter) was $7.3 billion – showing an increase of $.5 billion in one year.   Mega hits like Spiderman 3; Harry Potter: Order of the Phoenix; Shrek the Third; Pirates of the Caribbean, At World’s End and Transformers helped feed a banner box office year in 2007.  These six titles now represent 20% of the top thirty all-time box office record holders.

In 2006, Domestic Box Office finished off with $9.48 billion compared to a total of $8.99 billion in 2005 a 5.5% increase).  This was done on 37,776 indoor screens and 649 drive-ins (for a total in 2006 of 38,415 screens) versus the 2005 total of 37,092 indoor and 648 drive-ins (total 37,740 screens) representing a net increase of 675 screens.

Worldwide figures reached an all time high of $25.8 billion in 2006, compared to $23 billion in 2005, showing more than a 10% increase in revenues.  From 1996 to 2006, the domestic motion picture industry grew in revenue and attendance with box office receipts up 60% and admissions up 8.4%.  After a three year downturn in sales, the 2006 domestic US ticket sales totaled out at 1.45 billion.

“US VERSUS THEM” - THE COMPETITION

In the last ten years, films that are independently financed and produced have become more acceptable to general theatrical audiences.  This acceptance accounts for more than a respectable share of the market, with the results representing a noticeable increased share of overall box office receipts. Basically, America has fallen in love with “indie” films.  Past “indie” successes with general audiences included the Academy Award wining “Crash,” “My Big Fat Greek Wedding,”  “Memento,” “Reservoir Dogs,” “Clerks” “The Blair Witch Experiment” and the British hit “Bend It Like Beckham” and serve to highlight the willingness of audiences to support motion pictures despite small production budgets and limited Public Relations and P/A in the pre-marketing stages of distribution.

It’s not noteworthy to state that major production and distribution studios have dominated the motion picture industry for decades.  These are recognizable names that are now part of highly diverse multi-leveled, multi-national corporations (“mega-conglomerates”) or are conglomerates within themselves.  They have been and still are the major forces of the industry.  These companies include Sony Pictures Entertainment (part of the Sony Corporation); Paramount Pictures (a division of Viacom); Universal (NBC-Universal); Warner Bros. (a division of Time Warner); Twentieth Century Fox (a division of News Corp.) and The Walt Disney Company.  Their highly diverse (but industry related) divisions include music, newspapers, magazines, restaurants, theme parks, DVD sales, radio, television, video game production and cable networks.  Usually all are interconnected / networked to maximize revenues and reduce costs.

However, smaller powerhouse companies have been making their mark in the last ten to twenty years. These include less diversified production studios (film and television production entities) such as DreamWorks Pictures and Animation SKG; Pixar; New Line Cinema and Lion’s Gate.  An amazing survival story is the perennial Metro-Goldwyn-Mayer Studios Inc. that has literally come back from the dead more than once, but is now a major name studio in name only, lacking brick and mortar sound stages and most of its massive, decade’s old multi Academy Award winning film library.

MULTI-TIER SHELF LIFE OF FILMED PRODUCT

A popular and successful motion picture may potentially play in theaters for as long as three months following its initial release. Less successful product may last for just weeks.  NOTE: “Screen space” is tightly controlled by advance reservations from the major houses of screens in four-walled facilities, but the bottom line prevails.  If a film is not selling tickets and seats are not being filled, theater owners will seek other product that is available for domestic distribution.

Domestic distribution could mean only the American market but it often (now) means the USA and Canada (North American Distribution).  Lately, a number of films (title depending, actor depending and deal depending) have been released domestically (North American) and in some (one or more) European or Austral-Asian markets simultaneously.  Regardless of the location(s) of “first” release, after a films initial theatrical release, distributors seek to maximize their revenues by releasing movies in a “domino effect” of sequential release dates, which are generally “well timed windows” that are exclusive and do not run against other non-theatrical (future) distribution tiers.

CURRENT / TYPICAL FILM RELEASE TIMETABLES

Release Tiers / Windows	Period After	Release Period
	Initial Release	(Estimated)

--Theatrical	0 to 3 months
--Licensing and Merchandising	Pre & Current	Ongoing
--International primary releasing	0 to 3 months	4 to 7 months
--DVD (1st tier / 1st cycle)	3 to 7 months	2 to 5 months
--PPV / VOD	4 to 8 months	3 to 4 months
--Pay TV (first window)	9 to 12 months	16 to 18 months
--Foreign DVD / PPV / VOD	Overlaps domestic	Overlaps domestic
-- Network (free)	26 to 30 months	45 to 72 months
--Foreign TV	Overlaps domestic	Overlaps domestic
--TV after market film package syndication	72 months	Ongoing
--DVD after market / 2nd tier licensing	72 to 80 months	Ongoing

(Note: this tier / window / cycle timetable does not include delivery through any new, developing or yet to be created technologies.)

THE HOME DVD MARKET

The rental and sales market itself is changing exponentially due to convenience, ease of delivering and consumer preferences.  Direct mail-to-consumer is successful but it is being threatened by major cable companies’ on-demand movie offerings and other movie download venues have slowly begun to replace the “brick and mortar” structures that once dominated the video tape and DVD home rental (and purchase) sector in recent years.

Growth in the home DVD has been driven by increased DVD household penetration due in no small part to the increase of “home theater technologies” such as mega-widescreen TV’s and the ever increasing consumer preference toward clarity on the wide screens and, of course sound and sound effect playback quality.  And everything in the home, in large measure, has been driven primarily by the growth of the cable industry’s broadband capacity, followed by satellite television’s increased national penetration and telephone companies pushing high powered, high-speed, fiber optic systems that match the best delivery capacity of high speed cable. The leader in the telephone industry’s push is Verizon with its FIOS system.

Not since the 1980’s and the “Beta Max vs. VHS” battle has technology been driven by the consumer – hence the Blu-Ray vs. HD-DVD issue and Blu-Ray won when Toshiba announced that it would discontinue production of HD-DVD players and major retail chain outlets like Wal-Mart chose Blu-Ray over HD-DVD.

Recent figures from the “The DVD Entertainment Group,” (a not for profit trade association), show that:

In 2006, DVD players were in 96 plus million American homes.  By the end of 2007, it is estimated this figure will top 98 million households.

Of the $24.2 billion in home video / DVD revenues generated during 2006, $24 billion came from DVD sales and rentals with the remainder emanating from the ever dwindling VHS sales and rentals markets.  Sales figures for 2007 were not yet available at the time this document was assembled.

Two factors generated this:  One is the decline of DVD player costs.  The second was an increase in the quality of digital video and audio quality.  Finally, there has been an increase of a consumer geared expansion of DVD content covering behind the scenes, deleted scenes, alternative endings and other “special features” such as the inclusion of Director and Producer commentaries and interviews with individuals in starring roles.  In the case of “bio pictures” and “based on actual incident” films, many special features now include data on the actual individuals and the real incident portrayed in the film.  These have all helped increase the size of available information on DVD’s, thus helping generate an increase in the interest of home DVD sales and rentals - and has created a “sub production business” of generating this material and the way it is presented on the DVD’s.

VIDEO / COMPUTER GAMES

The video game industry – once called “interactive entertainment” and once considered by some as a “curiosity” and a small niche market in the mid-1970s -- is now a major economic sector of the entertainment industry.  “Gaming” took in over $ 9.5 billion in the US in 2007 alone -- matching (if not bypassing) the total revenues of box office receipts for the film industry for the same period.

The “industry” embraces the development, marketing and sale of video and computer games. It encompasses dozens of job categories and employs thousands of creative and ‘tech’ people worldwide.  Its major audience consists of males between the ages of 12 and 28, but it also has audience appeal that runs from the Sesame Street set to senior citizens using games technology for hand-eye dexterity to mind and memory exercises.

This money making force easily integrated itself into the TV and Film Industry by spinning video games off from movies and popular TV shows.  Now Hollywood has learned a lesson and started to spin off movies from video games.

Due in part to its success of “going Hollywood” the game industry is currently facing some financial strains on a parallel with Hollywood itself as it attempts to fairly compensate its “in the game” talent (actors) and the technical and creative development talent while still continuing to turn their traditionally huge profits. The result is that the game developer - the “guru’s – or sources of new games - is essentially dying out or is being incorporated into large publishers seeking the high returns popular games can generate. .The game industry is currently experiencing a phase of consolidation and vertical integration as a reaction to these costs.  This climate, like that of the film industry, has also given birth to vibrant “indie” game developer markets comprised of tiny companies trying to use the internet rather than traditional retail channels to reach an audience.

NETWORK TELEVISION AND CABLE PROGRAMMING

 “IT’S ALL ABOUT THE PRODUCT.”

Network TV has a limited number of available hours in prime time.  ABC, NBC and CBS each run 3 hours per night, seven nights per week totaling 63 hours.  Fox, CW and the new My Network run programming for only two hours per night, seven nights a week (with CW and My Network airing weekend repeats or films) thus totaling an additional 42 hours.  That is 105 hours of available time on the three major standard networks Fox and the other two baby networks.  These 105 hours are dominated by a short list of producers.  They include: Jerry Bruckheimer, (the first to have three shows hit the Top 10 simultaneously: CBS's CSI, CSI: Miami and Without a Trace); Dick Wolf (NBC’s Law and Order, L&O Criminal Intent and L&O Special Victims Unit) and Mark Burnett (Apprentice, Survivor, Smarter Than a 5th Grader).  Add to that, a stable of hour-long news programs fill close to 10% of the big three network prime time line up with such programs as Primetime, Dateline, 20/20, 60 Minutes and 48 Hours Mysteries.  It has not been an easy task “cracking the dial” with new programming, but it’s possible.

In late 2007 and early 2008, a strike by the Writer’s Guild of America (WGA) brought Hollywood TV and film domestic production to a halt for four months.  In February of 2008, the strike ended, so we will see the development of new product, programming and fresh episodes of popular series, but it will take months to “catch up.”  This created a void of product in certain TV markets, thus the May “Up Fronts” (announcement of the fall line up and up front ad sales) obviously will not occur in May, but will happen at a later date.  In the interim, networks have filled time with reality programming and a glut of popular “million dollar pay off” game shows.  Now, there is an “open call” for “network approved” production companies and show runners (Exec Producers / Writer Creators) to deliver more potential content to their development offices.

During the strike, repeats of new programs generated an unexpected and continued growth in viewers discovering well produced and interesting cable programming.  The History Channel’s “Welcome to Earth. Population: 0. LIFE AFTER PEOPLE” became the highest rated show in the cable venue’s history.  The airdate was right in the middle of the Writers Strike and was equal to network sized ratings.

It is readily apparent that Cable has been slowly draining off network audiences for years.   This increase of Cable and Satellite television channels and niche markets venues has created an increased demand for nearly every thinkable genre of television programming.  This combined with an increased capacity for channels on upgraded digital cable systems and satellite television has led to the launch of a number of new networks seeking programming to compete with traditional broadcast networks as well as other existing cable networks. According to research, overall consumer and advertiser spending on cable and satellite television grew more than 10% in 2006 to nearly $125 billion in revenue.   By 2010 it is predicted it will be $170 billion.

Television today is no longer just that “box in the living room” or (with cable) “the box on top of the box in the living room.”  Traditional TV and cable is facing a change in taste and technology.  The customer base has been evolving into customers with HD mentality while they attach their tastes to an ever expanding venue -- the computer – now with broadband and streaming video of network repeats and new entertainment - thus creating a new form of “on demand” that is worldwide and instantaneous.  You Tube has redefined Andy Warhol’s “Fifteen Minutes of Fame” into “number of hits.”  Other forms of “New Media” have created multi-platform delivery of content and a new and growing need for content to fill the void.

NEW MEDIA / MULTI-PLATFORM APPLICATIONS

In late February 2008, an unprecedented move by the NBC network occurred.  One could see it as necessity tapping into new sources, while others will see it as broadband adaptation to network needs.  NBC moved a popular internet and slickly produced “on-line” program called “Quarter-Life” to their network – a first ever move for internet programming. CNBC explained in their entertainment business report that Quarter-Life’s inclusion on the NBC schedule is more of a trial prompted by the impact of the writer’s strike and NBC’s programming problems, but regardless of the reasoning, it was a “first.”  “Clip shows” using the You Tube formula have existed, but this was the first scripted program to make the move.  In 2006, a two minute per episode “t-ween” audience cell phone series about a team of ghost hunting teenagers was optioned as a series for network television in Australia.  Pod casts have become our new portable infotainment resource.  Now, and in the future, to truly succeed in the production and delivery of product to the masses, one must be prepared to work with and know the current (and future) multi-platform delivery forms of programming, how to cross promote on it and how to work within it cost effectively.

IN CLOSING

The digital entertainment revolution is in full effect.  Digital production is the present and future of the film industry and film-less / tape-less delivery of these feature films via fiber optic, satellite feed or the internet to four walled theatrical venues is already happening.  Tape-less production of television is already in place and functioning.  The computer is quickly becoming the “TV” of the future via broadband delivery of content.

The government of the United States has required broadcasters to end traditional analog transmissions of their television signals by Feb. 17, 2009, and begin to send their signals digitally. Such technology promises super-sharp pictures and better sound.  The plan also would allocate as much as $1.5 billion for a “converter box” program to help people with older, analog TV sets that would lose their signal in the digital era.

Entertainment companies that do not learn, prepare or adapt to grow with the ever evolving technologies will be left behind in the “analog dust” of the expanding digital age of entertainment.

PRODUCT DEVELOPMENT

We produce/invest in movies and TV shows with the realistic potential of worldwide distribution. The Company currently owns 14 movies that it is currently developing and securing funding for.
Furthermore, the Company is developing contacts and avenues to finance projects that are produced by other entities in order to generate additional fees for Circa.

COMPETITION

We operate in a very competitive environment and compete with companies that have substantially more resources than we do. We operate on a global basis. We believe our strong management team possessing a wealth of varied experience in the industry, film and tv show library, strategic partners and diverse contacts place us in an excellent position to take advantage of existing opportunities in the independent film arena.

PATENTS, TRADEMARKS, LICENSES, FRANCHISES, ROYALTY AGREEMENTS

Patents
The Company does not own any patents.

Trademarks
The Company does not currently own any trademarks.

Licenses and Royalties
The Company does not have any license or royalty agreements in place.

EMPLOYEES

The Company has 3 employees.

REGULATORY MANDATES

No industry specific governmental approvals are needed for the operation of our business.

REPORTS TO SECURITY HOLDERS

We will make available free of charge any of our filings as soon as reasonably practicable after we electronically file these materials with, or otherwise furnish them to, the Securities and Exchange Commission (“SEC”).  We are not including the information contained in our website as part of, or incorporating it by reference into, this report on Form 10.

As a result of its filing of this Form 10, the Company expects to become subject to the reporting obligations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These obligations include filing an annual report under cover of Form 10-K, with audited financial statements, unaudited quarterly reports on Form 10-Q and the requisite proxy statements with regard to annual shareholder meetings. The public may read and copy any materials the Company files with the Securities and Exchange Commission (the “Commission”) at the Commission’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0030. The Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

ITEM 1A.  RISK FACTORS.

The following risks and uncertainties could materially adversely affect our business, results of operations and financial condition. The risks described below are not the only ones facing the Company. Additional risks that we are not presently aware of or that we currently believe are immaterial may also impair our business operations.

FUNDING OPERATIONS

The Company will need funding for Corporate, Film and TV projects. The acquisition of capital is dependent on various factors including, but not limited to, the perceived value of projects that are owned or partially owned by the company, senior management team, our ability to obtain talent to produce projects, availability of funds and the economy. Furthermore, if funds are obtained, significant time could elapse before funds are received due to due diligence requirements and availability of funds.

OUR SUCCESS DEPENDS ON EXTERNAL FACTORS IN THE MOTION PICTURE AND TELEVISION INDUSTRY.

Our success depends on the commercial success of motion pictures and television programs, which is unpredictable.  Operating in the motion picture and television industry involves a substantial degree of risk. Each motion picture and television program is an individual artistic work, and inherently unpredictable audience reactions primarily determine commercial success. Generally, the popularity of motion pictures or programs depends on many factors, including the critical acclaim they receive, the format of their initial release, for example, theatrical or direct-to-video, the actors and other key talent, their genre and their specific subject matter. The commercial success of motion pictures or television programs also depends upon the quality and acceptance of motion pictures or programs that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change. We cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse affect on our business, results of operations and financial condition.

In addition, because a motion picture’s or television program’s performance in ancillary markets, such as home video and pay and free television, is often directly related to its box office performance or television ratings, poor box office results or poor television ratings may negatively affect future revenue streams. Our success will depend on the experience and judgment of our management to select and develop new investment and production opportunities. We cannot make assurances that our motion pictures and television programs will obtain favorable reviews or ratings, that our motion pictures will perform well at the box office or in ancillary markets or that broadcasters will license the rights to broadcast any of our television programs in development or renew licenses to broadcast programs in our library. The failure to achieve any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Changes in the United States, global or regional economic conditions could adversely affect the profitability of our business.  A decrease in economic activity in the U.S. or in other regions of the world in which we will do business could adversely affect demand for our films, thus reducing our revenue and earnings. A decline in economic conditions could reduce performance of our future theatrical, television and home entertainment releases. In addition, an increase in price levels generally, or in price levels in a particular sector such as the energy sector, could result in a shift in consumer demand away from the entertainment we will offer, which could also adversely affect our revenues and, at the same time, increase our costs.

WE HAVE HAD LOSSES, AND WE CANNOT ASSURE FUTURE PROFITABILITY.

We are a development stage company and we have incurred operating losses which represent our start-up costs to negotiate and finalize projects and financing for the company. Our accumulated deficit was $10.9 million at March 31, 2008. The accumulated deficit includes $10.2 million in non-recurring one time charges. We cannot assure you that we will operate profitably and, if we do not, we may not be able to meet our future debt service requirements, working capital requirements, capital expenditure plans, anticipated production slate, acquisition and releasing plans or other cash needs. Our inability to meet those needs could have a material adverse affect on our business, results of operations and financial condition.

WE FACE SUBSTANTIAL CAPITAL REQUIREMENTS AND FINANCIAL RISKS.

Our business requires a substantial investment of capital.  The production, acquisition and distribution of motion pictures and television programs require a significant amount of capital. A significant amount of time may elapse between our expenditure of funds and the receipt of commercial revenues from or government contributions to our motion pictures or television programs. Although we intend to continue to reduce the risks of our production exposure through financial contributions from broadcasters and distributors, tax shelters, government and industry programs, other studios and other sources, we cannot assure you that we will be able to implement successfully these arrangements or that we will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future motion pictures and television programs. If we increase (through internal growth or acquisition) our production slate or our production budgets, we may be required to increase overhead and/or make larger up-front payments to talent and, consequently, bear greater financial risks. Any of the foregoing could have a material adverse affect on our business, results of operations and financial condition.

The costs of producing and marketing feature films have steadily increased and may further increase in the future, which may make it more difficult for a film to generate a profit or compete against other films.  The costs of producing and marketing feature films have generally increased in recent years. These costs may continue to increase in the future, which may make it more difficult for our films to generate a profit or compete against other films. Historically, production costs and marketing costs have risen at a higher rate than increases in either the number of domestic admissions to movie theaters or admission ticket prices. A continuation of this trend would leave us more dependent on other media, such as home video, television, international markets and new media for revenue, and the revenues from such sources may not be sufficient to offset an increase in the cost of motion picture production. If we cannot successfully exploit these other media, it could have a material adverse affect on our business, results of operations and financial condition.

Budget overruns may adversely affect our business.  Our business model requires that we be efficient in the production of motion pictures and television programs. Actual motion picture and television production costs often exceed their budgets, sometimes significantly. The production, completion and distribution of motion pictures and television productions are subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast members and other key creative personnel or other disruptions or events beyond our control. Risks such as death or disability of star performers, technical complications with special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production. If a motion picture or television production incurs substantial budget overruns, we may have to seek additional financing from outside sources to complete production. We cannot make assurances regarding the availability of such financing on terms acceptable to us, and the lack of such financing could have a material adverse affect on our business, results of operations and financial condition.

In addition, if a motion picture or television production incurs substantial budget overruns, we cannot assure you that we will recoup these costs, which could have a material adverse effect on our business, results of operations and financial condition. Increased costs incurred with respect to a particular film may result in any such film not being ready for release at the intended time and the postponement to a potentially less favorable time, all of which could cause a decline in box office performance, and, thus, the overall financial success of such film. Budget overruns could also prevent a picture from being completed or released. Any of the foregoing could have a material adverse affect on our business, results of operations and financial condition.

The above could have a material adverse affect on our business, results of operations and financial condition. For example, it could:

•
require us to dedicate a substantial portion of our cash flow to the repayment of indebtedness on current projects, reducing the amount of cash flow available to fund other motion picture and television production, distribution and other operating expenses;

•	limit our flexibility in planning for or reacting to downturns in our business, our industry or the economy in general;

•	limit our ability to obtain additional financing, if necessary, for operating expenses, or limit our ability to obtain such financing on terms acceptable to us; and

•	limit our ability to pursue strategic acquisitions and other business opportunities that may be in our best interests.

REVENUES AND RESULTS OF OPERATIONS MAY FLUCTUATE SIGNIFICANTLY.

Revenues and results of operations are difficult to predict and depend on a variety of factors.  Revenues and results of operations depend significantly upon the commercial success of the motion pictures and television programming that would be distributed, which cannot be predicted with certainty. Accordingly, revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods. Furthermore, largely as a result of these predictive difficulties, we may not be able to achieve consistent results. These potentially inconsistent results could cause investors to lose confidence in us, which in turn could materially and adversely affect our business, our financial condition and the market value of our securities.

LICENSED DISTRIBUTORS’ FAILURE TO PROMOTE OUR PROGRAMS MAY ADVERSELY AFFECT OUR BUSINESS.

Licensed distributors’ decisions regarding the timing of release and promotional support of our motion pictures, television programs and related products are important in determining the success of these pictures, programs and products. We do not control the timing and manner in which our licensed distributors distribute our motion pictures or television programs. Any decision by those distributors not to distribute or promote one of our motion pictures, television programs or related products or to promote our competitors’ motion pictures, television programs or related products to a greater extent than they promote ours could have a material adverse affect on our business, results of operations and financial condition.

WE COULD BE ADVERSELY AFFECTED BY STRIKES OR OTHER UNION JOB ACTIONS.

We are directly or indirectly dependent upon highly specialized union members who are essential to the production of motion pictures and television programs. A strike by, or a lockout of, one or more of the unions that provide personnel essential to the production of motion pictures or television programs could delay or halt our ongoing production activities.

WE FACE SUBSTANTIAL COMPETITION IN ALL ASPECTS OF OUR BUSINESS.

We are smaller and less diversified than many of our competitors.  As an independent producer, we would be competing with major U.S. and international studios. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their motion picture and television operations. In addition, the major studios have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production. The resources of the major studios may also give them an advantage in acquiring other businesses or assets, including film libraries, that we might also be interested in acquiring. Our inability to compete successfully could have a material adverse affect on our business, results of operations and financial condition.

The motion picture industry is highly competitive and at times may create an oversupply of motion pictures in the market.  The number of motion pictures released by our competitors, particularly the major U.S. studios, may create an oversupply of product in the market, reduce our share of box office receipts and make it more difficult for our films to succeed commercially. Oversupply may become most pronounced during peak release times, such as school holidays and national holidays, when theater attendance is expected to be highest. For this reason, and because of our more limited resources, we would not release our films during peak release times, which may also reduce our potential revenues for a particular release. Moreover, we cannot guarantee that we can release all of our films when they are otherwise scheduled. In addition to production or other delays that might cause us to alter our release schedule, a change in the schedule of a major studio may force us to alter the release date of a film because we cannot always compete with a major studio’s larger promotion campaign. Any such change could adversely impact a film’s financial performance. In addition, if we cannot change our schedule after such a change by a major studio because we are too close to the release date, the major studio’s release and its typically larger promotion budget may adversely impact the financial performance of our film. The foregoing could have a material adverse affect on our business, results of operations and financial condition.

The limited supply of motion picture screens compounds this product oversupply problem. Currently, a substantial majority of the motion picture screens in the U.S. typically are committed at any one time to only ten to 15 films distributed nationally by major studio distributors. In addition, as a result of changes in the theatrical exhibition industry, including reorganizations and consolidations and the fact that major studio releases occupy more screens, the number of screens available to us when we want to release a picture may decrease. If the number of motion picture screens decreases, box office receipts, and the correlating future revenue streams, such as from home video and pay and free television, of our motion pictures may also decrease, which could have a material adverse affect on our business, results of operations and financial condition.

WE MUST SUCCESSFULLY RESPOND TO RAPID TECHNOLOGICAL CHANGES AND ALTERNATIVE FORMS OF DELIVERY OR STORAGE TO REMAIN COMPETITIVE.

The entertainment industry in general and the motion picture and television industries in particular continue to undergo significant technological developments. Advances in technologies or alternative methods of product delivery or storage or certain changes in consumer behavior driven by these or other technologies and methods of delivery and storage could have a negative effect on our business. Examples of such advances in technologies include video-on-demand, new video formats and downloading and streaming from the internet. An increase in video-on-demand could decrease home video rentals. In addition, technologies that enable users to fast-forward or skip advertisements, such as Digital Video Recorders, may cause changes in consumer behavior that could affect the attractiveness of our products to advertisers, and could therefore adversely affect our revenues. Similarly, further increases in the use of portable digital devices that allow users to view content of their own choosing while avoiding traditional commercial advertisements could adversely affect our revenues. Other larger entertainment distribution companies will have larger budgets to exploit these growing trends. If we cannot successfully exploit these and other emerging technologies, it could have a material adverse affect on our business, results of operations and financial condition.

In addition, the technologies we choose to invest in could prove to be less successful than we expect. For example, we may release titles in high-definition Blu-ray Disc format, which could negatively impact our business if that format is not generally accepted by the public.

WE FACE RISKS FROM DOING BUSINESS INTERNATIONALLY.

We will distribute motion picture and television productions outside the United States through third party licensees and derive revenues from these sources. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include:

•	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws;

•	changes in local regulatory requirements, including restrictions on content;

•	differing cultural tastes and attitudes;

•	differing degrees of protection for intellectual property;

•	financial instability and increased market concentration of buyers in foreign television markets, including in European pay television markets;

•	the instability of foreign economies and governments;

PROTECTING AND DEFENDING AGAINST INTELLECTUAL PROPERTY CLAIMS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

Our ability to compete depends, in part, upon successful protection of our intellectual property. We do not have the financial resources to protect our rights to the same extent as major studios. We will attempt to protect proprietary and intellectual property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries. We may also distribute our products in other countries in which there is no copyright or trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our productions or certain portions or applications of our intended productions, which could have a material adverse affect on our business, results of operations and financial condition.

Litigation may also be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that infringement or invalidity claims will not materially adversely affect our business, results of operations and financial condition. Regardless of the validity or the success of the assertion of these claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could have a material adverse affect on our business, results of operations and financial condition.

OTHERS MAY ASSERT INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS AGAINST US.

One of the risks of the film production business is the possibility that others may claim that our productions and production techniques misappropriate or infringe the intellectual property rights of third parties with respect to their previously developed films, stories, characters, other entertainment or intellectual property. We may receive in the future claims of infringement or misappropriation of other parties’ proprietary rights. Any such assertions or claims may materially adversely affect our business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on our business, financial condition or results of operations. If any claims or actions are asserted against us, we may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights. We cannot provide any assurances, however, that under such circumstances a license, or any other form of settlement, would be available on reasonable terms or at all.

OUR BUSINESS INVOLVES RISKS OF LIABILITY CLAIMS FOR MEDIA CONTENT, WHICH COULD ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

We may face potential liability for:

•	defamation;

•	invasion of privacy;

•	negligence;

•	copyright or trademark infringement (as discussed above); and

•	other claims based on the nature and content of the materials distributed.

These types of claims have been brought, sometimes successfully, against producers and of media content. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

PIRACY OF MOTION PICTURES, INCLUDING DIGITAL AND INTERNET PIRACY, MAY REDUCE THE GROSS RECEIPTS FROM THE EXPLOITATION OF OUR FILMS.

Motion picture piracy is extensive in many parts of the world, including South America, Asia, and former Eastern bloc countries, and is made easier by technological advances and the conversion of motion pictures into digital formats. This trend facilitates the creation, transmission and sharing of high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free television and the internet. The proliferation of unauthorized copies of these products has had and will likely continue to have an adverse effect on our business, because these products reduce the revenue we receive from our products. Additionally, in order to contain this problem, we may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. We cannot assure you that even the highest levels of security and anti-piracy measures will prevent piracy.

In particular, unauthorized copying and piracy are prevalent in countries outside of the U.S., Canada and Western Europe, whose legal systems may make it difficult for us to enforce our intellectual property rights. While the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures, there can be no assurance that any such sanctions will be enacted or, if enacted, will be effective. In addition, if enacted, such sanctions could impact the amount of revenue that we realize from the international exploitation of motion pictures. If no embargoes or sanctions are enacted, or if other measures are not taken, we may lose revenue as a result of motion picture piracy.

OUR SUCCESS DEPENDS ON CERTAIN KEY EMPLOYEES.

Our success depends to a significant extent on the performance of a number of senior management personnel and other key employees, including production and creative personnel. Competition for the limited number of business, production and creative personnel necessary to create and distribute entertainment content is intense and may grow in the future. Our inability to retain or successfully replace where necessary members of our senior management and other key employees could have a material adverse effect on our business, results of operations and financial condition.

TO BE SUCCESSFUL, WE NEED TO ATTRACT AND RETAIN QUALIFIED PERSONNEL.

Our success continues to depend to a significant extent on our ability to identify, attract, hire, train and retain qualified professional, creative, technical and managerial personnel. Competition for the caliber of talent required to produce motion pictures and television programs continues to increase. We cannot assure you that we will be successful in identifying, attracting, hiring, training and retaining such personnel in the future. If we were unable to hire, assimilate and retain qualified personnel in the future, such inability would have a material adverse affect on our business, results of operations and financial condition.

IF OUR STOCK PRICE FLUCTUATES, YOU COULD LOSE A SIGNIFICANT PART OF YOUR INVESTMENT.

The market price of our common shares may be influenced by many factors, some of which are beyond our control, including announcements by us or our competitors of significant contracts, productions, acquisitions or capital commitments, variations in quarterly operating results, general economic conditions, terrorist acts, future sales of our common shares and investor perception of us and the filmmaking industry. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

WHILE WE BELIEVE WE CURRENTLY HAVE ADEQUATE INTERNAL CONTROL OVER FINANCIAL REPORTING, WE ARE REQUIRED TO ASSESS OUR INTERNAL CONTROL OVER FINANCIAL REPORTING ON AN ANNUAL BASIS AND ANY FUTURE ADVERSE RESULTS FROM SUCH ASSESSMENT COULD RESULT IN A LOSS OF INVESTOR CONFIDENCE IN OUR FINANCIAL REPORTS AND HAVE AN ADVERSE AFFECT ON OUR STOCK PRICE.

Section 404 of the Sarbanes-Oxley Act of 2002 and the accompanying rules and regulations promulgated by the SEC to implement it will require us to include in our Form 10-K an annual report by our management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting that cannot be remediated in a timely manner, we will be unable to assert such internal control is effective. While we currently believe our internal control over financial reporting is effective, the effectiveness of our internal controls in future periods is subject to the risk that our controls may become inadequate because of changes in conditions, and, as a result, the degree of compliance of our internal control over financial reporting with the applicable policies or procedures may deteriorate. If we are unable to conclude that our internal control over financial reporting is effective (or if our independent auditors disagree with our conclusion), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

ITEM 2. FINANCIAL INFORMATION.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PLAN OF OPERATIONS

Circa Pictures is a film and television production company that has three distinct lines of business in the entertainment industry.

First:  CURRENT TV PROPERTIES Circa Pictures owns a number of reality, scripted and children’s oriented television shows that will be marketed to terrestrial and cable television networks and syndication companies in the USA and Canada. Circa Pictures expects -- once these products are licensed or purchased -- to start generating revenues for its television division via production incomes, licensing fees and / or ancillary product merchandising.

Second: MOTION PICTURE SCRIPT LIBRARY Circa Pictures owns fourteen “indie” movies that are in different stages of pre-production and production. Circa Pictures considers some of these movies to be potential blockbusters because of the nature of the scripts that have been reviewed. The movies range from comedies to romance to action-thrillers, and from family features to science fiction.

And Finally: BRIDGE AND CO-FINANCING Due to Circa Pictures' established relationships and contacts throughout the industry in Canada, The United States, Europe and Austral-Asian markets, Circa Pictures has the opportunity to provide co-financing and bridge-financing (or "gap-funding" as it is referred to in the industry) to movies that go over their production budget. Circa Pictures will take a large percentage of the rights to such movies and will receive a return-on-investment once the movie has completed production and is sold to a distributor.

REVENUE OPPORTUNITIES: The Company will generate revenue from its internal movie library and TV production and fees related to the financing of outside movie and TV projects.  Fees will also be generated via the licensing of acquired movie libraries and the exploitation of private entertainment companies that the Company has targeted for acquisition or is investigating to acquire or is currently finalizing. Some of these movie and TV projects, the start of financing activities and proceeding with the acquisitions noted above are expected to be completed in 2008 and will generate revenue and cash flow to fund the Company and increase its valuation.

BUSINESS PLAN:  To date, we have financed our business plan with funds provided by management and a minimal amount of outside investment. The Company’s strategy is to focus on activities that generate cash flow in the short term to cover future operating expenses, to develop contacts and alliances to fund movie and TV projects that generate significant fees for the Company. Management believes that significant outside investment will unduly dilute the Company’s stock and would result in less control in executing its business plan.

ACQUISITIONS:  The Company believes, through its contacts, that there are numerous opportunities to acquire and mold in private entertainment entities that need a public vehicle to raise capital and develop synergies through multiple acquisitions that these companies could not achieve on their own.

SENIOR LEVEL EXECUTIVES:  The Company has recruited or is in the process of recruiting senior level executive talent in the entertainment industry to expand our contacts, manage its assets, integrate its acquisitions and increase our ability to raise funds.

STRATEGIC INVESTORS AND THE SCOPE OF MOVIE & TV PRODUCTION:  Currently, via strategic investors, we have the ability and capability to fund movies and TV projects. We are in negotiations to fund projects (either as financier to Executive Producer) that are in the mid to final stages of negotiations and are continuously looking for more projects. The movie projects will range from movies that will include highly recognizable names with wide theatrical release to production of “direct to DVD” movies with healthy profit margins and shorter timelines for return on cash flow.

BUSINESS MODEL:

The entertainment industry includes a diverse group of public and private entities of varying size and focus worldwide that compete for consumers. The Company will be highly selective in determining what projects it will produce. The selection process will include the senior management team and consultants with over 100 years of combined experience in the entertainment business and finance and through its extensive contacts in the industry will contact and discuss with senior network executives and distributors so that we will know in advance before funds are committed. We will know with a higher level of certainty the probability of our success regarding a given project. Furthermore, projects must meet our pre-tax profit margin estimates of at least 20% for TV projects and 30% for movie projects.

The criteria we consider in determining our decision to move forward with a TV project is as follows:

(1)
Reality type shows only as the pre-production costs are nominal and are used primarily for the promotional tape to be presented to network executives. These promotional tapes can range from $1,500 to $50,000 depending on the level of technology required. Furthermore, production costs are more controllable as there is no high paid talent, minimal delays and other production costs are more controllable.

(2)
We will require a guaranteed post production budget from the network that will re-coup the costs of the promotional tape, cover the costs of the production and profit. Production budgets range from $225,000 to $500,000 that is paid out in three installments over the production period of the show. Since there is a built-in profit in these budgets, it is more than likely that we will not run into budget overruns to such an extent that the production will run in a deficit at any time during production.

(3)	Projects must generate pre-tax cash flow margins of 20% or more before the Company will consider them.

The criteria we consider in determining our decision to move forward with a movie project is as follows:

(1)
The Company will not invest in films with budgets over $30 million and in most cases the budget will be $1.5 to less than $10 million. Historically, movie budgets in these ranges have been more financially successful than the higher budgeted movies based on various data bases compiled that monitor the success of movies in all budget ranges and genres.

(2)
During the Company’s first few years of operations the Company will not directly invest funds in movie projects. Funds will be derived from various sources we have in place to provide these funds for selected projects for a specific rate of return that will vary from a return of 100% of capital with no return to 20% return on their money with a nominal equity interest in the film.

(3)	Projects must generate pre-tax cash flow margins of at least 30% or more before the Company will consider them.

The criteria we consider in determining our decision to move forward with gap funding of a movie project is as follows:

(1)	The Company will only directly invest in projects not owned by the Company if we have a majority interest in the film and exercise some control over budget and creative issues

(2)	We have to be the first monies out and we will arrange the overall financing with other equity partners so that it is structured to guarantee that we receive the first monies out.

(3)	Projects must generate pre-tax cash flow margins of 20% or more before the Company will consider them.

All projects have to be approved by the CEO and CFO. The CFO will perform a complete review and validation process to determine that the budgets are reasonable, obtainable and have appropriate cushion to account for unforeseen contingencies.

CAPITAL FUNDING REQUIREMENTS:

Summary Capital Requirements for 2008 and 2009:

General and Administrative Overhead	$650,000
TV Projects	55,000
Movie Projects	100,000
Total	$805,000

General and Administrative Overhead

Capital requirements for general and administrative overhead will be $150,000 for the remainder of 2008 and $500,000 for 2009. The Company has raised approximately $500,000 in the past year and does not anticipate any issues in raising the necessary capital required in 2008 and 2009. Furthermore, if we have a shortfall in obtaining capital the senior management team, has the financial ability to provide funds to cover expenses.

TV Projects:

The funds required for TV projects are for preparation of a promotional tape to present to network and cable executives and a minimal amount of travel and entertainment. The travel and entertainment costs are included in general and administrative costs noted above. We have 5 TV shows that we will be focusing on in 2008 and 2009. The promotional tape costs range from $2,500 to $25,000 and total approximately $55,000.

Movie Projects:

The funds required for movie projects will be provided by equity investors for a stated return and back-end profit participation in the movie. We have 5 movie projects that we will be focusing on in 2008 and 2009. The Company will own these films and will be able to exploit this for approximately 6 years and will lease the film to venues on an on-going basis for residual income. This will be part of the Company’s film library. The $100,000 noted above is to cover any additional unforeseen costs to complete the pre-production process. These costs will be recouped via the funds provided by equity investors.
The Company may have more projects than stated above. This is dependent on quality of projects, interest level from equity partners and other parties, our availability to execute and success in other projects.

Summary Cash Flow From Above Projects:

Assumptions:

(1)
Only 2 out of the TV and movie projects will be completed. This is a conservative estimate and is not intended to indicate actual results. We anticipate our success ratio will be more than 40% (2/5) as we will have funding and other activities in place before incurring significant costs on any project.

(2)	25% to 50% interest in profit participation for the Company. Equity investors, creator and other talent receive remaining equity. and

(3)	The Company will own the films and receive 100% of residuals on leasing films to various venues.

These are conservative estimates and the company is expected to have a high percentage of projects completed and higher equity participation.

Based on above we anticipate $12 million in cash flow after all expenses are paid and after others receive their return and equity participation.

TV projects represent $2.5 million in positive cash flows and will be available immediately and over the life of the production of the project which could be 3-6 months. The cash flows for TV projects are only for the first season. The following seasons, if picked up, would be higher as TV venues typically will increase funding of projects by approximately 25% to retain successful TV projects. TV venues will receive increased dollars from TV sponsorship and some participation in the project to more than offset additional costs for the TV show.

Movie projects have a longer life span and take 6–9 months to complete production. It may take 3 months before receiving initial cash flows and will span over 24 months. However, approximately 75% of cash flows will be received over the 12 months following completion of production.

Summary:

Cash flows generated from above will be re-invested into the Company to produce additional TV and movie projects. These projects will generate long-term residual income and cache for the Company.

RESULTS OF OPERATIONS

Costs incurred were primarily for the following activities:

(1)	Complete merger;
(2)	Funding for corporate activities;
(3)	Fund movie and TV projects;
(4)	Promote Company; and
(5)	Acquire assets – libraries and privately held entertainment companies.

Costs incurred were as follows:

(1)	For the period ended 12/31/05:

(a)
Primarily travel and entertainment (42%), Payroll (42%) and consulting costs (8%) representing 92% of total costs for the promotion of the Company, funding sources for corporate activities and research. This included several meetings for network building, funding and research to determine optimal business model considering changes in the entertainment industry and technological changes.

(b)	Other general and administrative costs represented 8% which included rent, office supplies and other miscellaneous items.

(2)	For the period ended 12/31/06:

(a)
Legal and consulting costs represented 59% of total costs incurred were for merger related costs. This included legal opinions and research related to the merger represented 19% of total costs incurred. Consulting costs related to the merger were to negotiate and prepare Company for the merger represented 40% of total costs incurred.

(b)
Consulting and travel entertainment costs representing 12% of total costs incurred were for corporate and film funding. This included consulting costs to determine funding sources and contacts representing 2% of costs incurred. Travel and entertainment costs representing 10% related to funding activities were for various meetings with funding sources.

(c)	Travel and entertainment costs representing 8% of total costs incurred were for network building and obtaining rights to movies and TV projects for the Company.
(d)	Other general and administrative costs represented 21% which included rent, accounting fees, office supplies and other miscellaneous items.

(3)	For the period ending 12/31/07:

(a)
Legal and consulting costs represented 14% of total costs incurred were for merger related costs. This included legal opinions and research related to the merger represented 4% of total costs incurred. Consulting costs related to the merger were to negotiate and prepare Company for the merger represented 10% of total costs incurred.

(b)
Consulting, promotion and travel entertainment costs representing 60% of total costs incurred were for corporate and film funding and optioning film and TV projects. This included consulting costs to determine funding sources and contacts and optioning film and TV projects representing 31% of costs incurred. Travel and entertainment and promotion costs representing 29% were for various meetings related to above.

(c)	Other general and administrative costs represented 26% which included rent, accounting fees, office supplies and other miscellaneous items.

(4)	For the period ending 3/31/08:

(a)
Consulting and travel entertainment costs representing 73% of total costs incurred were for optioning rights to TV and movie projects, joint ventures related to TV and movie projects, developing creative content, corporate funding, film funding and acquisition that Company negotiated LOI with in 11/07. This included consulting costs representing 55% of costs incurred. Travel and entertainment costs representing 18%.

(b)	Other general and administrative costs represented 27% which included rent, accounting fees, office supplies and other miscellaneous items.

LIQUIDITY AND CAPITAL RESOURCES

The CEO funded and borrowed funds as follows:

(1)	The CEO loaned the Company $25,041 in 2006. The loan was non-interest bearing with no stated repayment terms; and

(2)	The Company paid back $23,648 of the loan of $25,041 loan in 2006, noted above, to the CEO in 2007. The remaining balance is $1,393. The loan was non-interest bearing with no stated repayment terms.

Capital Requirements and Funding:

The Company will need approximately $805,000 over the next year to fully conduct business and execute current business plans. See Item 2, Business Model section for details.

The Company anticipates that it will be able to obtain the necessary funds to execute its plans. If the Company could not obtain all the necessary capital over the next year the Company would curtail its activities or offer more equity to business partners in order to complete anticipated projects. Furthermore, in some cases, the Company may delay roll out of projects until funds were available.

The Company will pursue the following alternatives in obtaining capital:

(1)
The Company has previously raised capital from approximately 100 individuals since inception and believes that these sources will provide additional capital. Total capital raised was approximately $650,000 since inception through March 2008.

(2)
Our network of individuals and investment groups has expanded significantly beyond what is noted in (1) above (higher net worth individuals/groups than (1) above) and this will generate additional capital for the Company.

(3)
The Company anticipates that additional capital will be available from projects that will involve joint ventures as these parties are relying on our contacts and expertise to complete the projects and funding sources that will be become available. Therefore, some of our projects will involve a cash infusion for the Company.

(4)
If the Company were to have a shortfall in obtaining capital the senior management team, has the wherewithal to provide funds to cover expenses. Furthermore, the senior management team can continue to work without salary until the Company is fully funded.

We anticipate that the company could obtain the following in capital from sources noted above:

(a)	From (1) above, the Company has raised approximately $650,000 and expects that it could obtain $100,000 to $250,000 in capital.
(b)	From (2) above, the Company expects that it could obtain $200,000 to $2,000,000 in capital.
(c)	From (3) above, the Company expects that it could obtain $100,000 to $300,000 in capital.
(d)	From (3) above, the Company expects that it could obtain $500,000 to $1,000,000 in capital.

In addition to the above, there are certain tax sheltered programs in Canada that will also raise capital for the Company. The Company is in the process of finalizing a program to offer to high net worth individuals.

LIABILITIES

The Company has $190,000 in accrued liabilities as of March 31, 2008. This represents legal and consulting costs for the merger on 10/5/07. Legal costs represent $25,000 and consulting costs represent $165,000. These liabilities are non-interest bearing with no stated repayment terms.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and would be considered material to investors.

ITEM 3.  PROPERTIES.

Our principal place of business is located at 264 S. La Cienega, Suite 1214, Beverly Hills, California 90211.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table lists stock ownership of our Common Stock. The information includes beneficial ownership by (i) holders of more than 5% of our Common Stock, (ii) each of three directors and executive officers and (iii) all of our directors and executive officers as a group. Except as noted below, to our knowledge, each person named in the table has sole voting and investment power with respect to all shares of our Common Stock beneficially owned by them.

Name and Address of Owner	Title of Class	Number of Shares Owned (1)	Percentage of Class
Constantine Papadopoulos 2325 Hurontario Street., Suite 271 Mississauga, ON L5A 4K4	Common Stock	18,200,000	39%
Anthony Gouveia 264 S. La Cienega Blvd., Suite 1214 Beverly Hills, Ca.90211	Common Stock	3,750,000	8%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has not issued any shares under any stock option plan.

CHANGES IN CONTROL.

The Company has not had any changes in control.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

Set forth below is information regarding the Company’s current directors and executive officers. There are no family relationships between any of our directors or executive officers. The directors are elected annually by stockholders. The executive officers serve at the pleasure of the Board of Directors.

Name	Age	Title
Constantine Papadopoulos	39	CEO
Anthony Gouveia	54	Executive VP and CFO
Frank Hagan, Jr.	54	VP – TV Development

Constantine A. Papadopoulos is the President, CEO, and a Board Member of Circa Pictures and Prod. Co., Intl. Inc.  Prior to Circa Pictures and since 1986, he was a successful entrepreneur in theatrical lighting services, comprising design and installation throughout North America and Mexico and the marketing and promotional services to event audiences of 10,000 plus and the product import and export operations with exclusive Canadian territorial rights.  Constantine successfully made use of infomercials to carry out these marketing and promotional campaigns.  In 1988, he partnered in a very successful night club in Toronto, named “Astralight, Inc.”  The facility held over 12 000 people and was the largest non-alcohol serving night club in Toronto. In 1992 he also partnered and operated the Emperors Plaza Casino services which helped generate nearly $3 million dollars for charities in the greater Ontario area Canada as well as owned and operated 3 Casino Services Training facilities in Ontario namely Imperial Casino Training Services.  In the mid-1990’s, he commenced one of Canada’s most revolutionary economic/political parties based on the unique platform of Monetary Reform.  Between then and now he also co-chairs and is a member of the Board for The Taxpayers Alliance of Ontario (with a current membership of approximately 30,000). Since then to today, he became well established in the television and film industries, first with Cinemax Pictures and now Circa Pictures as CEO where he is bridging the gap with Canadian and United States film markets.

Anthony Gouveia has been a CPA for over 20 years and is the Executive Vice President, CFO and a board member of Circa Pictures and Prod. Co. Intl, Inc.  Prior to joining Circa Pictures, Mr. Gouveia served as CFO of Fones4All from 2006 to 2007, a privately held telecommunications company that primarily sold low cost residential phone service to low income families. Mr. Gouveia was involved in various consulting projects in 2005. Mr. Gouveia served as Vice President of Finance and Corporate Controller of Unilab Corporation from 2000 to 2004. Unilab Corporation was on the NASDAQ exchange and was subsequently merged with a competitor. Unilab Corporation was in the clinical laboratory testing industry and was third largest in its industry and largest in California. Mr. Gouveia served as Vice President and CFO of Winston Tire Company from 1998 to 2000, Winston Tire Company was a tire and auto repair retailer that had over 200 retail locations. Mr. Gouveia worked as an auditor for various international public accounting firms for approximately 6 years. Mr. Gouveia graduated from University of Illinois in 1981 and majored in Accounting. Mr. Gouveia is a member of the American Institute of Certified Public Accountants (AICPA) and California Society of CPA’s.

Frank Hagan is the VP of Television Production and Development with Circa Pictures and Prod. Co., Intl. Inc.  Mr. Hagan served as Programming Director and General Manager of Q Network (QTN) in 2006.  QTN was a national “baby” cable network geared to the gay lifestyle. From 2003 to 2006 Mr. Hagan worked for Creative Differences / Lion’s Gate TV as the Supervising producer for the pilot of “Life’s Too Short” for Discovery Channel and as the Supervising Producer for “Second Verdict” for NBC / PAXNET / LGTV.  Mr. Hagan also produced and wrote episodes of “The System” for Court TV.  From 2000 to 2002 Mr. Hagan worked as an independent development executive creating a scripted science fiction TV series called EARTHBOUND, a talk TV project, two game shows, three reality series; a crime clip show and a scripted project called “The Cruisers” (based on the 80’s classic film “Eddie and the Cruisers.”).  In 1999, Mr. Hagan also worked as the Executive in Charge of Production for the $20 million dollar 10 hour internet “The Who / KISS / Sugar Ray / Tony Bennett” concert in Las Vegas.   In 1997 Mr. Hagan worked in Kuala Lumpur, Malaysia for ASTRO TV. From 1989 to 1997, Mr. Hagan worked in the national Talk TV world. His name appeared on such shows as Morton Downey Jr.; Cop Talk with Sonny Grosso; Everyday with Joan Lunden; Charles Perez; Oprah; Donahue; Danny Bonaduce and worked for such production companies as Multimedia, Group W, Tribune, NBC and Harpo.  In 1987 – 1988 Mr. Hagan served as one of the Media Coordinators for a Presidential Commission in the Reagan White House.  Hagan has signatory status (recognized as a legitimate producer) with AFTRA (American Federation of TV and Radio Actors).  He attended Mt. St Mary’s and Westchester State College.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee or a compensation committee.

ITEM 6.  EXECUTIVE COMPENSATION.

December 31, 2007 SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Constantine Papadopoulos, CEO and President	2007	$0	$0	$5,824,000	$0	$0	$0	$0	$5,824,000

Anthony Gouveia, CFO and Executive Vice President	2007	$0	$0	$1,200,000	$0	$0	$0	$0	$1,200,000

Frank Hagan, Jr., Vice President – TV Production	2007	$0	$0	$336,000	$0	$0	$0	$0	$336,000

NON-EMPLOYEE DIRECTOR COMPENSATION

The Directors of the Company elected not to receive any compensation in 2006 and 2007 and use Company funds to pay necessary expenses to operate the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

There have been no material transactions or contracts not made in the ordinary course of business that will be performed after this document is posted or was entered into more than two years before such posting.

ITEM 8.  LEGAL PROCEEDINGS.

The Company is not a party to any litigation and, to its knowledge, no action, suit or proceeding has been threatened against the Company. There are no material proceedings to which any director, officer or affiliate of the Company or security holder is a party adverse to the Company or has a material interest adverse to the Company.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Circa Pictures & Prod. Co. Intl., Inc. is a publicly traded company on the Pink Sheets under the trading symbol “CPPD.”

The Company’s common stock has traded on the Pink Sheets of the National Quotation Bureau under the symbol CPPD since October 2005. The following table sets forth the high and low sale prices for the Company’s common stock for the periods indicated. The prices below reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions.

Quarter ended	Low price	High price
12/31/07	$.022	$4.00
3/31/08	$.06	$0.17

HOLDERS OF RECORD

The Company has 1,056 registered shareholders of record.

DIVIDEND POLICY

The Company has not paid any dividends.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

The Company has not sold any unregistered securities.

ITEM 11.  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

GENERAL - DESCRIPTION OF CAPITAL STOCK

The Company’s common stock has a par value $0.001. There are 75 million authorized shares

The Company’s preferred stock has a par value $0.001. There are 25 million authorized shares.

VOTING RIGHTS

Presently, the holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders, including the election of directors. Our common shareholders do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding series of our preferred stock which may be designated in the future, holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of legally available funds. In the event of the liquidation, dissolution, or winding up of the Company, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to our shareholders after the payment of all our debts and other liabilities, subject to the prior rights of any series of our preferred stock then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock.

The issuance of additional shares to certain persons allied with our management could have the effect of making it more difficult to remove our current management by diluting the stock ownership or voting rights of persons seeking to cause such removal. In addition, an issuance of additional shares by us could have an effect on the potential realizable value of a shareholder's investment.

OPTIONS

An Option Agreement was entered into with Frank Hagan of Circa.  An Option Agreement was entered into with Kaye Switzer of The Lucky Seven Project.

STOCK OPTION PLAN

The Company does not have a stock option plan.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
The Company’s bylaws provide that Circa Pictures & Prod. Co. Intl., Inc. hereby indemnifies each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of the Company to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorney fees, arising out of his or her status as a director, officer, agent, employee or representative.  The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled.  The Company may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, whether or not the Company would have the legal power to indemnify them directly against such liability.

Costs, charges, and expenses (including attorney fees) incurred by a person referred to above in defending a civil or criminal proceeding shall be paid by the Company in advance of the final disposition thereof upon receipt of an undertaking to repay all amounts advanced if it is ultimately determined that the person is not entitled to be indemnified by the Company as authorized and upon satisfaction of other conditions required by current or future legislation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our consolidated financial statements for the fiscal years ended December 31, 2007 and 2006 have been examined to the extent indicated in their report by Pollard-Kelley Auditing Services, Inc.  The financial statements have been prepared in accordance with generally accepted accounting principles, pursuant to Regulation S-X as promulgated by the SEC, and are included herein in response to Item 13 of this Form 10.  The unaudited financial statements for the six month period ended June 31, 2008 have been prepared by the Company.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

We have not had any other changes in nor have we had any disagreements, whether or not resolved, with our accountants on accounting and financial disclosures during our recent fiscal year or any later interim period.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

Pollard-Kelley Auditing Services, Inc
Auditing Services
4500 Rockside Road, Suite 450, Independence, OH 44131 330-864-2265

Report of Independent Registered Public Accounting Firm
Circa Pictures & Prod Co., Int’l, Inc.
(A Development Stage Company)
Beverly Hills, CA 90211

We have audited the accompanying balance sheets of Circa Pictures & Prod Co., Int’l, Inc., (A Development Stage Company) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2007 and for the period from March 2005 through December 31, 2007 (since inception).  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conduct our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 the Company has not generated significant revenues or profits to date.  This factor among others raises substantial doubt the Company will be able to continue as a going concern.  The Company’s continuation as a going concern depends upon its ability to generate sufficient cash flow to conduct its operations and its ability to obtain additional sources of capital and financing.  The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Management’s plans concerning this matter are also discussed in Note 7.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of its operations and it cash flows for each of the two years in the period ended December 31, 2007 and for the period from March 2005 through December 31, 2006 (since inception), in conformity with U.S. generally accepted accounting standards.

Pollard-Kelley Auditing Services, Inc.

/S/ Pollard-Kelley Auditing Services, Inc.

Independence, Ohio
October 10, 2008

CIRCA PICTURES & PROD. CO. INTL. INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
As of December 31, 2007 and December 31, 2006

	2007	2006
Assets

Current Assets:

Cash & cash equivalents	$769	$3,703

Total assets	$769	$3,703

Liabilities and Stockholders' Equity

Current liabilities:

Accounts payable and accrued liabilities	$182,500	$152,500

Total current liabilities:	182,500	152,500

Loan payable	1,393	25,041

Stockholders' equity:

Common Stock, - $.001 par value; 75,000,000 authorized;
47,090,603 issued and outstanding.	47,099	330

Preferred Stock, - $.001 par value; 25,000,000 authorized;
0 issued and outstanding.	-	-

Additional paid-in capital	10,697,953	269,171

Deficit accumulated during the development stage	(10,928,176)	(443,338)

Total Stockholders' Equity	(183,124)	(173,838)

Total liabilities and stockholders' equity	$769	$3,703

The accompanying notes are an integral part of these statements.

CIRCA PICTURES & PROD. CO. INTL. INC.
STATEMENT OF OPERATIONS
(A DEVELOPMENT STAGE COMPANY)
For the periods ended December 31, 2007, and 2006, and Since Inception

	Year to Date	Year to Date	Since
	2007	2006	Inception

Net revenues	$-	$-	-

Operating costs and expenses:

Consulting	121,086	133,944	260,030
Travel and entertainment	42,553	57,044	152,111
Payroll	-	-	52,410
Employee benefits	24,420	5,550	29,970
Promotion	21,417	4,114	25,531
Rent	19,980	21,246	42,589
Legal	12,777	59,737	77,514
Accounting	9,000	1,000	10,000
Advertising	3,648	-	3,648
Other	39,406	34,710	83,820

Total operating costs and expenses	294,286	317,345	737,624

Operating Loss	(294,286)	(317,345)	(737,624)

Other Expenses:

Executive stock compensation expense	7,360,000	-	7,360,000
Consultant stock compensation expense	2,816,000	-	2,816,000
Stock Issuance - existing shareholders - expense	14,552	-	14,552

Total non-operating expenses	10,190,552	0	10,190,552

Net Loss	$(10,484,838)	$(317,345)	$(10,928,176)

Loss per share	(0.22)

Average shares outstanding	47,099,103

The accompanying notes are an integral part of these statements.

CIRCA PICTURES & PROD. CO. INTL. INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
Since Inception through December 31, 2007
			Additional
	Shares of Common	Common	Paid-In	Accumulated
	Stock Outstanding	Stock	Capital	Deficit

January, 2005 Inception	-	$-	$-	$-

Common stock issued for cash	105,500	106	105,395	(125,993)

Balance, December 31,2005	105,500	106	105,395	(125,993)

Common stock issued for cash	224,000	224	163,776	(317,345)

Balance, December 31,2006	329,500	330	269,171	(443,338)

New shares issued to existing shareholders	14,551,747	14,552	-	-
Shares issued to Officers/Directors	23,000,000	23,000	7,337,000
Shares issued to Consultants	8,800,000	8,800	2,807,200
Shares Issued to Investors	417,856	418	284,582
Net loss				(10,484,838)

Balance, December 31,2007	47,099,103	47,099	10,697,953	(10,928,176)

The accompanying notes are an integral part of these statements.

CIRCA PICTURES & PROD. CO. INTL. INC.
STATEMENT OF OPERATIONS
(A DEVELOPMENT STAGE COMPANY)
For the periods ended December 31, 2007, and 2006, and Since Inception

	Year to Date	Year to Date	Since
	2007	2006	Inception

Cash flows from operating activities:

Net Loss	(10,484,838)	(317,345)	(10,928,176)

Adjustments to reconcile net income to net cash used by operating activities:

Stock compensation expense	10,190,552	-	10,190,552

Changes in operating assets and liabilities:

Accounts payable and accrued liabilities	30,000	152,500	182,500

Net cash used by operating activities	(264,286)	(164,845)	(555,124)

Cash flows from financing activities:

Stock Issued to Investors	285,000	164,000	554,500
Loan payable		25,041	25,041
Payback loan	(23,648)		(23,648)

Net cash provided by financing activities	261,352	189,041	555,893

Net change in cash and cash equivalents	(2,934)	24,196	769

Cash and cash equivalents, beginning of year	3,703	(20,493)	-

Cash and cash equivalents, end of year	769	3,703	769

The accompanying notes are an integral part of these statements.

CIRCA PICTURES & PROD. CO. INTL. INC.
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

History:

The Company is a Washington corporation incorporated on May 8 1951 as Puget Sound Development Co., Inc. until September 12, 1996. The Company changed its name on September 13, 1996 to Integrated Healthcare, Inc. until August 18, 1999. The Company changed its name to Triangle Multi-Media Limited, Inc. until October 5, 2007. The Company changed its name to Cinemax Pictures & Prod. Co. Intl. Inc. as a result of a reverse merger on October 5, 2007. On April 3, 2008 the Company changed its name to Circa Pictures & Prod. Co. Intl. Inc. (“Company”, “we”, or “our”).

On October 5, 2007 Cinemax Pictures & Prod. Co. Intl. Inc. was acquired by Triangle Multi-Media Limited, Inc. Simultaneously, the name was changed to Cinemax Pictures & Prod. Co. Intl. Inc. The shareholders of Triangle Multi-Media Limited, Inc. received 14,551,747 shares of common stock in Cinemax Pictures & Prod. Co. Intl. Inc. after a 50,000 to 1 reverse stock split. Furthermore, all Triangle Multi-Media Limited, Inc. received a minimum of 100 shares.

Triangle Multi-Media Limited, Inc. had no assets or liabilities at the date of acquisition.

The former management of Triangle Multi-Media Limited, Inc. resigned and Cinemax Pictures & Prod. Co. Intl. Inc. is under new management.

The Company issued 105,500, 224,000 and 417,856 shares of common stock for cash for 2005, 2006 and 2007, respectively.

In 2007, the Company issued 8,800,000 shares of common stock to consultants for services rendered. The shares were valued at $0.32 per share which was the closing price on October 5, 2007 (the first day of trading as Cinemax Pictures & Prod. Co. Intl. Inc.).

In 2007, the Company issued 23,000,000 shares of common stock to Officers and Directors. The shares were valued at $0.32 per share which was the closing price on October 5, 2007 (the first day of trading as Cinemax Pictures & Prod. Co. Intl. Inc.).

Cash and Cash Equivalents:

For the purposes of the Statement of Cash Flows, the Company considers all short-term debt securities to be cash equivalents.

Cash paid during the period for:

	2007	2006	Since Inception
Interest	$0	$0	$0
Income taxe	$0	$0	$0

CIRCA PICTURES & PROD. CO. INTL. INC.
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes:

The Company accounts for income taxes under a method, which requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company’s financial statements or tax returns.  Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements carrying amounts and tax basis of assets and liabilities using enacted tax rates.  The Company presently prepares its tax return on the cash basis and its financial statements on the accrual basis.  No deferred tax assets or liabilities have been recognized at this time, since the Company has shown losses for both tax and financial reporting.  The Company’s net operating loss carry forward at December 31, 2007 is approximately $10,900,000.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Development Stage:

The Company is classified as a development stage entity since it devotes most of its activities to establishing business and its principal activities have not yet commenced.

NOTE 2 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The Company has Accounts Payable and Accrued Expenses of $182,500. This represents $25,000 to corporate legal counsel and $157,500 to Officer and Director for consultant fees earned related to the merger on October 5, 2007. Fees due Officer and Director were earned while he was a consultant and prior to being an Officer and director of the Company.

NOTE 3 – LOAN PAYABLE

The Company has a Loan Payable due the CEO of $1,393 and $25,041 for December 31, 2007 and 2006, respectively.  Loan payable bears no interest and represents a flexible loan.

CIRCA PICTURES & PROD. CO. INTL. INC.
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 4 – STOCKHOLDERS’ EQUITY

Preferred Stock:

At December 31, 2007 and December 31, 2006, the Company had 25,000,000 and 0 shares authorized of convertible preferred stock with a par value of $0.001 per share, respectively.  Additional terms and conditions of the stock are to be set by the board of directors of the Company at the time of issue.  There were no shares outstanding at December 31, 2007 and December 31, 2006.

Common Stock:

At December 31, 2007 and December 31, 2006 the Company had 75,000,000 and 329,500 shares authorized common stock with a par value of $0.001 per share, respectively.  There were 47,099,103 and 329,500 shares outstanding at December 31, 2007 and December 31, 2006, respectively.

NOTE 5 – COMMITMENTS

The Company rents its present shared office space on a month to month basis. The Company expects to continue on that basis.  Rent expense through December 31, 2007 and December 31, 2006 was $19,980 and $21,246 respectively.

NOTE 6 – RELATED PARTIES

The Company owes an Officer and Director $157,500 for consultant fees earned related to the merger on October 5, 2007. Fees due Officer and Director were earned while he was a consultant and prior to being an Officer and Director of the Company. The Company has a Loan Payable due the CEO of $1,393 and $25,041 for December 31, 2007 and 2006, respectively.  Loan payable has no terms and represents a flexible loan arrangement. There are no other amounts due to or from Officers and Directors.

NOTE 7 – GOING CONCERN

The Company has not generated significant revenues or profits to date.  This factor among others raises considerable doubt the Company will be able to continue as a going concern.  The Company’s continuation as a going concern depends upon its ability to generate sufficient cash flow to conduct its operations and its ability to obtain additional sources of capital and financing.  The accompanying financial statements do not include any adjustments that may result from the outcome of this uncertainty.  Management’s plans to relieve these problems by continuing to raise working capital either through stock sales or loans.

Exhibit
No.	Description
2.0	Acquisition Agreement and Plan of Merger dated August 29, 2007
3.1	Articles of Incorporation
3.2	Bylaws

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Circa Pictures & Production Company International, Inc.

Date: November 5, 2008	By:	/s/ Constantine Papadopoulos
Constantine Papadopoulos
Chief Exectutive Officer